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SEC 02021763 OMMISSION
Washington, ... 49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38647
~~8-021033~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/01 (MM/DD/YY) AND ENDING 02/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CUSO EQUITIES, INC.
dba CUE

RECD S.E.C. MAY 6 2002 516

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 N. Central Avenue, Suite 200
(No. and Street)

Phoenix, AZ 85012
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL R. MELBY (602) 252-0911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

7227 N. 16th Street, Suite 225 PHOENIX, AZ 85020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL MELBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO EQUITIES, INC. dba CUE, as of FEBRUARY 28, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ERIKA BENDER
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires March 3, 2005

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Summary of Significant Accounting Policies 3

Notes to Financial Statement 4

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
CUSO Equities, Inc. dba CUE
Phoenix, Arizona

We have audited the accompanying statement of financial condition of CUSO Equities, Inc. dba CUE as of February 28, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CUSO Equities, Inc. dba CUE as of February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Phoenix, Arizona
March 29, 2002

CUSO EQUITIES, INC. dba CUE
STATEMENT OF FINANCIAL CONDITION
February 28, 2002

ASSETS

Cash and cash equivalents	$ 419,748
Investments	3,300
Commissions receivable	112,393
Advances to registered representatives	1,050
Recoverable income taxes	63,416
Prepaid expenses	28,081
TOTAL ASSETS	$ 627,988

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 127,883
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000,000 shares authorized and 100,000 shares issued	100,000
Additional paid in capital	40,000
Retained earnings	434,693
Treasury stock, 4,250 shares	(74,588)
Total stockholder's equity	500,105
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 627,988

This financial statement should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statement.

CUSO EQUITIES, INC. dba CUE
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
February 28, 2002

ORGANIZATION

CUSO Equities, Inc. dba CUE is entirely owned by CUE Financial Group, Inc., which is a wholly owned subsidiary of CUE Resources, Inc.

CUSO Equities, Inc. dba CUE is a broker-dealer whose business encompasses primarily the sale of publicly traded securities, mutual funds and variable annuities. The Company is licensed to do business in 32 states. On transactions involving publicly traded securities, the Company functions as the introducing broker and communicates trade orders for its customers through a correspondent broker. For the year ended February 28, 2002, commissions on mutual funds accounted for approximately 36%, stocks and bonds was approximately 23% and variable annuities was approximately 41% of total revenue.

CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTMENTS

Investments consist of warrants to purchase 300 shares of a stock. Neither the warrants nor the stock is presently tradeable. In addition, they are also not listed on any stock exchange. The investment is included in the Statement of Financial Condition at cost since fair market value cannot be determined.

REVENUE RECOGNITION

Commission income from publicly traded securities transactions is recorded on the trade date.

TREASURY STOCK

Treasury stock is accounted for at cost.

INCOME TAXES

CUSO Equities, Inc. dba CUE files consolidated tax returns with CUE Resources, Inc. and CUE Financial Group, Inc. Income taxes are allocated using the separate tax return liability method.

USE OF ESTIMATES IN PREPARING THE STATEMENT OF FINANCIAL CONDITION

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Actual results could differ from those estimates.

This information is an integral part of the accompanying financial statement.

CUSO EQUITIES, INC. dba CUE
NOTES TO FINANCIAL STATEMENT
February 28, 2002

NOTE 1 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At February 28, 2002, the Company had net capital of $334,334 which was in excess of its required net capital of $100,000.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company reimburses CUE Financial Group, Inc. for office operation expenses and executive compensation incurred on its behalf. For the year ended February 28, 2002, the Company reimbursed CUE Financial Group, Inc. $2,893,866 for these expenses

NOTE 3 – LITIGATION

The Company is a respondent in an arbitration, filed with NASD Regulation by two of its former independent representatives. They allege breach of an alleged partnership agreement. The statement asks for compensatory damages of $500,000 and punitive damages and treble damages plus legal fees and interest. The Company believes there are defenses to the matter and intends to contest this case vigorously. Management believes the lawsuit will not have an impact on the financial condition and net capital of the Company.

NOTE 4 – COMMISSIONS RECEIVABLE

Management believes that the commissions receivable recorded at February 28, 2002 will all be collected within one year.

NOTE 5 – RECOVERABLE INCOME TAXES

The recoverable income taxes consist of the following:

Year ended February 28, 2002 estimated payments:	
Federal	$ 54,780
State	8,636
Total	$ 63,416

NOTE 6 – NET CAPITAL

Net capital is computed as follows:

Stockholder's equity, total capital		$ 500,105
Deduct non-allowable assets:		
Prepaid expenses	$ 28,081	
Advances to registered representatives	1,050	
Commissions receivable	33,340	
Securities not readily marketable	3,300	
		65,771
Net capital		434,334
Minimum dollar net capital requirement		100,000
Excess net capital		$ 334,334

NOTE 7 – COMMITMENTS

The Company has entered into an agreement with a retiring sales representative to pay him trailing commissions on the book of business that he brought to the Company. The commissions paid during the year ended February 28, 2002 totaled $263,904. The term of the agreement and future commission rate structures are being negotiated.

SEC MAIL PROCESSING
RECEIVED
MAY 06 2002
WASH., D.C. 164 SECTION

CUSO EQUITIES, INC. dba CUE
Phoenix, Arizona

STATEMENT OF FINANCIAL CONDITION
February 28, 2002